UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

2Q13

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 210 BILLION FOR THE SECOND QUARTER OF 2013 (COP 246 PER SHARE - USD 0.51 PER ADR), WHICH REPRESENTS A DECREASE OF 41% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net loans increased 5.1% compared to 1Q13 and 22.2% compared to 2Q12. This quarterly growth confirms the sustained credit demand in Colombia during the last twelve months.
•	Past due loans as a percentage of total loans remain low in 2Q13. 30 days (or more) past due loans as a percentage of total gross loans was 2.8%. Loan deterioration during 2Q13 was COP 143 billion, and net provision charges for past due loans and foreclosed assets totaled COP 366 billion, which represents 2.0% of gross loans when annualized.
•	Net fees increased 13.3% compared to 1Q13 and 12.3% compared to 2Q12. This quarterly growth is due to the greater number of transactions through our channels and income from capital markets transactions.
•	Deposits increased 4.8% compared to 1Q13 and 29.2% compared to 2Q12. Net loans to deposits ratio ended the quarter at 97.6% and the weighted average cost of deposits was 2.9% lower than the 3.2% reported for 1Q13.
•	The balance sheet remains strong. Loan loss reserves represented 4.7% of total gross loans and 170% of past due loans at the end of 2Q13. The capital adequacy ratio ended the quarter at 17.2% (Tier 1 of 11.7%).

August 5, 2013. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 2013.

For the quarter ended on June 30, 2013 (“2Q13”), Bancolombia reported consolidated net income of COP 210 billion, or COP 246 per share - USD 0.51 per ADR, which represents a decrease of 57.4% as compared to the results for the quarter ended on March 31, 2013 (“1Q13”) and a decrease of 40.8% as compared to the results for the quarter ended on June 30, 2012 (“2Q12”). The net income for 2Q13 was impacted by the mark to market losses caused by the value loss in the securities portfolio of the bank.

Bancolombia ended 2Q13 with COP 109,153 billion in assets, 5.8% higher than those at the end of 1Q13 and 25.2% greater than at the end of 2Q12. At the same time, liabilities totaled COP 97,479 billion, increasing 6.3% as compared to the figure presented in 1Q13 and 27.4% as compared to 2Q121.

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended June 30, 2013. The statements of income for the quarter ended June 30, 2013 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate July 1, 2013 $1,929.00 = US$ 1

1

2Q13

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	2Q12	1Q13	2Q13	2Q13/1Q13	2Q13/2Q12
ASSETS
Loans and financial leases, net	59,212,566	68,817,162	72,358,715	5.15%	22.20%
Investment securities, net	10,468,940	14,233,292	14,046,375	-1.31%	34.17%
Other assets	17,533,567	20,097,854	22,748,146	13.19%	29.74%
Total assets	87,215,073	103,148,308	109,153,236	5.82%	25.15%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	54,475,937	67,146,387	70,378,379	4.81%	29.19%
Non-interest bearing	7,545,059	8,584,903	9,510,749	10.78%	26.05%
Interest bearing	46,930,878	58,561,484	60,867,630	3.94%	29.70%
Other liabilities	22,022,593	24,564,684	27,100,198	10.32%	23.06%
Total liabilities	76,498,530	91,711,071	97,478,577	6.29%	27.43%
Shareholders' equity	10,716,543	11,437,237	11,674,659	2.08%	8.94%
Total liabilities and shareholders' equity	87,215,073	103,148,308	109,153,236	5.82%	25.15%

Interest income	1,863,237	2,196,919	1,802,954	-17.93%	-3.24%
Interest expense	696,772	792,676	767,385	-3.19%	10.13%
Net interest income	1,166,465	1,404,243	1,035,569	-26.25%	-11.22%
Net provisions	(310,221)	(302,868)	(365,580)	20.71%	17.85%
Fees and income from service, net	440,498	436,328	494,470	13.33%	12.25%
Other operating income	189,714	228,514	136,649	-40.20%	-27.97%
Total operating expense	(1,025,213)	(1,091,382)	(1,118,147)	2.45%	9.06%
Goodwill amortization	(11,218)	(15,348)	(12,452)	-18.87%	11.00%
Non-operating income, net	18,349	19,859	1,830	-90.79%	-90.03%
Income tax expense	(113,876)	(186,610)	37,387	-120.03%	-132.83%
Net income	354,498	492,736	209,726	-57.44%	-40.84%

	Quarter			As of
PRINCIPAL RATIOS	2Q12	1Q13	2Q13	Jun-12	Jun-13
PROFITABILITY
Net interest margin (1)	6.61%	6.78%	4.69%	6.55%	5.71%
Return on average total assets (2)	1.65%	1.99%	0.79%	1.88%	1.37%
Return on average shareholders´ equity (3)	13.40%	16.83%	7.24%	15.73%	12.03%
EFFICIENCY
Operating expenses to net operating income	57.69%	53.49%	67.84%	56.64%	59.89%
Operating expenses to average total assets	4.83%	4.47%	4.26%	4.73%	4.36%
CAPITAL ADEQUACY
Shareholders' equity to total assets	12.29%	11.09%	10.70%	12.29%	10.70%
Technical capital to risk weighted assets	14.89%	16.96%	17.21%	14.89%	17.21%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.93	1.26	0.51
Net income per share $COP	416.16	578.45	246.21
P/BV ADS (4)	2.19	2.16	1.99
P/BV Local (5) (6)	2.14	2.14	1.93
P/E (7)	16.35	12.48	27.15
ADR price (8)	61.84	63.25	56.50
Common share price (8)	26,980	28,800	26,400
Shares outstanding (9)	851,827,000	851,827,000	851,827,000
USD exchange rate (quarter end)	1,784.60	1,832.20	1,929.00

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

2Q13

1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2013, Bancolombia’s assets totaled COP 109,153 billion, which represents an increase of 5.8% compared to 1Q13 and an increase of 25.2% compared to 2Q12.

The increase in assets presented for the quarter is mainly explained by the increase in the loan and leasing portfolio, which represented 66% of total assets at the end of 2Q13.

It is highlighted the growth of operating leases, which increased 9.8% during the quarter compared to 1Q13 and 47.7% compared to 2Q12.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1929 COP)		2Q13/1Q13	2Q13/2Q12		2Q13/1Q13	2Q13/2Q12		2Q13/1Q13	2Q13/2Q12		2Q13/1Q13	2Q13/2Q12
Net investment securities	9,473,695	-20.37%	25.29%	4,572,680	95.68%	57.26%	2,370,492	85.86%	45.49%	14,046,375	-1.31%	34.17%
Gross Loans	58,078,894	5.48%	20.56%	17,854,394	4.25%	26.85%	9,255,777	-0.98%	17.36%	75,933,288	5.19%	21.98%
Commercial loans	32,401,801	6.67%	21.49%	13,689,280	3.17%	28.73%	7,096,568	-2.01%	19.09%	46,091,081	5.61%	23.55%
Consumer loans	11,389,028	4.35%	15.47%	2,324,539	7.82%	18.22%	1,205,049	2.41%	9.37%	13,713,567	4.92%	15.93%
Small business loans	355,438	7.64%	23.45%	30,235	-1.35%	-9.61%	15,674	-6.30%	-16.38%	385,673	6.88%	20.00%
Mortgage loans	5,911,255	6.25%	36.61%	839,357	6.12%	12.60%	435,125	0.79%	4.18%	6,750,612	6.23%	33.09%
Finance lease	8,021,372	1.79%	14.16%	970,983	10.43%	39.56%	503,361	4.89%	29.11%	8,992,355	2.7%	16.4%
Allowance for loan losses	(3,232,142)	6.28%	20.61%	(342,431)	3.81%	-4.11%	(177,517)	-1.40%	-11.29%	(3,574,573)	6.04%	17.70%
Net total loans and fin. leases	54,846,752	5.43%	20.56%	17,511,963	4.26%	27.66%	9,078,260	-0.97%	18.10%	72,358,715	5.15%	22.20%
Operating leases, net	2,520,831	10.45%	50.27%	95,117	-5.56%	1.33%	49,309	-10.30%	-6.25%	2,615,948	9.77%	47.68%
Total assets	74,816,446	-5.22%	5.44%	34,336,790	41.81%	111.21%	17,800,306	34.69%	95.40%	109,153,236	5.82%	25.15%
Total deposits	56,529,150	2.27%	31.92%	13,849,229	16.67%	19.12%	7,179,486	10.81%	10.20%	70,378,379	4.81%	29.19%
Total liabilities	64,018,722	-6.95%	4.84%	33,459,855	46.05%	116.77%	17,345,700	38.72%	100.54%	97,478,577	6.29%	27.43%

The most relevant aspects regarding the evolution of the loan portfolio during 2Q13 were:

•             The growth of consumer and commercial loans in Colombia during 2Q13 indicate a sustained credit demand.

•            Net loans in USD correspond to loans originated in Colombia (USD 5,026 million, 56%), El Salvador (USD 2,563 million, 28%) and other countries (USD 1,489 million, 16%). USD denominated loans represented 24% of total loans as of 2Q13.

•            COP depreciated 5.3% versus USD during 2Q13 and depreciated 8.1% in the last twelve months.

•            Mortgage loans denominated in COP presented a dynamic performance. The dynamism of mortgage lending in Colombia is explained by the lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in USD from our operation in El Salvador grew 0.8% during the quarter, and 4.2% in the past 12 months.

•            Financial leases, of which 89% are denominated in COP, increased 2.7% during the quarter and 16.4% as compared to 2Q12. Operating leases, net of depreciation, increased 9.8% during 2Q13 and 47.7 in the last 12 months. These two products are mainly used by enterprises in order to finance equipment, commercial real estate and commercial vehicles.

3

2Q13

When analyzing the loan portfolio according to the customer categories established by Bancolombia in order to manage its commercial strategy (see table below), it becomes clear that consumer and SMEs loans lead the growth during 2Q13, as they increased 7.3% with respect to 1Q13. This increase is explained by higher demand for working capital and investments by the SMEs and an increase in personal loans. Corporate loans increased by 4.3% compared to 1Q13, indicating a sustained credit demand in order to finance their investment projects.

Total reserves (allowances in balance sheet) for loan losses increased by 6.0% during 2Q13 and totaled COP 3,575 billion, or 4.7% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO	As of			Growth		% of Total	% of Category
(COP million)	Jun-12	Mar-13	Jun-13	2Q13/1Q13	2Q13/2Q12	loans	% of Category
CORPORATE
Working capital loans	24,988,703	31,538,526	32,718,281	3.74%	30.93%	43.09%	91.52%
Funded by domestic development banks	217,342	355,406	389,885	9.70%	79.39%	0.51%	1.09%
Trade Financing	3,860,591	2,204,646	2,432,002	10.31%	-37.00%	3.20%	6.80%
Overdrafts	135,921	140,418	170,709	21.57%	25.59%	0.22%	0.48%
Credit Cards	46,556	49,174	40,109	-18.43%	-13.85%	0.05%	0.11%
TOTAL CORPORATE	29,249,113	34,288,170	35,750,986	4.27%	22.23%	47.08%	100.00%
RETAIL AND SMEs
Working capital loans	7,234,422	8,427,869	9,322,914	10.62%	28.87%	12.28%	38.15%
Personal loans	6,470,386	7,111,898	7,666,519	7.80%	18.49%	10.10%	31.37%
Loans funded by domestic development banks	759,471	858,872	929,072	8.17%	22.33%	1.22%	3.80%
Credit Cards	3,539,529	3,791,335	3,895,562	2.75%	10.06%	5.13%	15.94%
Overdrafts	291,629	307,704	308,903	0.39%	5.92%	0.41%	1.26%
Automobile loans	1,817,377	2,187,397	2,209,482	1.01%	21.58%	2.91%	9.04%
Trade Financing	92,933	100,879	106,883	5.95%	15.01%	0.14%	0.44%
TOTAL RETAIL AND SMEs	20,205,747	22,785,954	24,439,335	7.26%	20.95%	32.19%	100.00%
MORTGAGE	5,072,371	6,354,650	6,750,612	6.23%	33.09%	8.89%	100.00%
FINANCIAL LEASES	7,722,242	8,759,368	8,992,355	2.66%	16.45%	11.84%	100.00%
Total loans and financial leases	62,249,473	72,188,142	75,933,288	5.19%	21.98%	100.00%	100.00%
Allowance for loan losses	(3,036,907)	(3,370,980)	(3,574,573)	6.04%	17.70%
Total loans and financial leases, net	59,212,566	68,817,162	72,358,715	5.15%	22.20%

1.3.	Investment Portfolio

As of june 30, 2013, Bancolombia’s net investment portfolio totaled COP 14,046 billion, 1.3 % lower than that reported in 1Q13 and 34.2% higher compared to that reported in 2Q12. The investment portfolio consisted primarily of debt investment securities, which represented 91% of Bancolombia’s total investments and 12% of assets at the end of 2Q13. Investments denominated in USD totaled USD 2,370 million and represented 33% of the investment portfolio.

Additionally, the Bank had COP 1,208 billion in net mortgage backed securities, which represented 9% of the investment portfolio. At the end of 2Q13, the duration of the debt securities portfolio was 16.4 months and the yield to maturity was 3.4%.

1.4.	Goodwill

As of 2Q13, Bancolombia’s goodwill totaled COP 593 billion, increasing 2.9% compared to the amount reported in 1Q13 and decreasing 1.5% compared to 2Q12. This variation is explained by the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a maximum period of 20 years), by the elimination of the goodwill related to Asesuisa (which was sold in September 2012) and by the appreciation of the Colombian peso versus the dollar. As of June 30, 2013, Bancolombia’s goodwill included USD 288 million related mostly to the acquisition of Banagrícola in 2007.

4

2Q13

1.5.	Funding

As of June 30, 2013, Bancolombia’s liabilities totaled COP 97,479 billion, increasing 6.3% compared to 1Q13 and 27.4% compared to 2Q12. The ratio of net loans to deposits (including borrowings from domestic development banks) was 98% at the end of 2Q13, remaining stable compared to that reported in 1Q13, and decreasing compared to the 103% reported in 2Q12.

Deposits totaled COP 70,378 billion (or 72% of liabilities) at the end of 2Q13, increasing 4.8% during the quarter and 29.2% over the last 12 months. CDs represented 39.2% of deposits in 2Q13. Bancolombia´s funding strategy is meant to improve the liquidity position and to encourage checking accounts at no cost and term deposits while keeping costs at a reasonable level. This strategy allowed the bank to reduce the cost on deposits of the bank during the quarter. The ultimate goal is to defend the net interest margin.

Funding mix
COP Million	2Q12		1Q13		2Q13
Checking accounts	9,139,238	13%	10,699,810	12%	11,802,856	13%
Time deposits	22,955,925	32%	29,476,333	34%	30,295,202	33%
Saving accounts	21,692,273	30%	26,235,282	31%	27,609,690	30%
Other deposits	688,501	1%	734,962	1%	670,631	1%
Long term debt	10,239,977	14%	12,489,392	15%	12,777,016	14%
Loans with banks	6,807,227	10%	6,267,337	7%	9,138,439	10%
Total Funds	71,523,141		85,903,116		92,293,834

At the end of 2Q13, Bancolombia had outstanding bonds for USD 3,740 million in international markets and for COP 5,563 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q13 was COP 11,675 billion, increasing 8.9% or COP 958 billion, with respect to the 10,717 billion reported at the end of 2Q12.

Bancolombia’s capital adequacy ratio was 17.21%, 25 basis points above the 16.96% for 1Q13 and 232 basis points above the 14.89% at the end of 2Q12. This annual increase in the capital adequacy ratio is explained by a portion of the profits of 2012 that were reinvested and by the USD 1,200 million subordinated bonds issued in September 2012.

Bancolombia’s capital adequacy ratio was 821 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 11.7% and the tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 9.7% at the end of 2Q13.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q12	%	1Q13%		2Q13	%
Basic capital (Tier I)	9,109,292	11.59%	10,425,945	11.55%	10,705,116	11.73%
Additional capital (Tier II)	2,593,604	3.30%	4,876,112	5.41%	5,006,810	5.48%
Technical capital (1)	11,702,896		15,302,057		15,711,926
Risk weighted assets included market risk	78,589,868		90,206,549		91,303,089
CAPITAL ADEQUACY (2)	14.89%		16.96%		17.21%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

5

2Q13

2.	INCOME STATEMENT

Net income totaled COP 210 billion in 2Q13, or COP 246 per share - USD 0.51 per ADR, which represents a decrease of 57.4% compared to 1Q13 and a decrease of 40.8% compared to 2Q12. Bancolombia’s annualized ROE was 7.2% for 2Q13, and 12% for the first half of 2013.

2.1.	Net Interest Income

Net interest income totaled COP 1,036 billion in 2Q13, 26.3% lower than that reported in 1Q13, and 11.2% lower than the figure for 2Q12. The decrease of net interest income is mostly explained by the mark to market losses in the securities portfolio in 2Q13.

During 2Q13, the losses generated by the investment portfolio totaled COP 53 billion, due to the volatility in global markets and the depreciation in debt securities, especially those issued by the Colombian government.

Net Interest Margin

Annualized net interest margin ended 2Q13 at 4.7%. The annualized net interest margin for investments was -5.1% due to the depreciation of the Colombian public debt securities, and the annualized net interest margin for loans, financial leases and overnight funds was 6.4%.

The rate cuts in the Colombian Central Bank Rate in late 2012 and early 2013 put pressure on margins and led them to decrease.

Annualized Interest
Margin	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13
Loans' Interest margin	6.6%	6.7%	6.8%	7.0%	7.1%	6.9%	6.6%	6.4%
Debt investments' margin	4.2%	1.2%	4.1%	4.1%	4.0%	2.9%	8.0%	-5.1%
Net interest margin	6.3%	5.9%	6.5%	6.6%	6.6%	6.3%	6.8%	4.7%

The funding cost decreased during 2Q13 due to the rate cuts and management of the liabilities structure. Checking accounts remained their share stable while savings accounts and time deposits slightly decreased it; however, the annualized average weighted cost of deposits was 2.9% in 2Q13, decreasing compared to the 3.2% for 1Q13 and increasing compared to the 3.3% for 2Q12.

Average weighted
funding cost	2Q12	1Q13	2Q13
Checking accounts	0.25%	0.24%	0.26%
Time deposits	5.09%	5.25%	4.74%
Saving accounts	2.97%	2.59%	2.22%
Total deposits	3.28%	3.20%	2.87%
Long term debt	7.08%	6.06%	6.06%
Loans with banks	4.84%	5.63%	4.32%
Total funding cost	3.98%	3.79%	3.45%

6

2Q13

2.2.	Fees and Income from Services

During 2Q13, net fees and income from services totaled COP 494 billion, 13.3% higher than those reported in 1Q13 and 12.3% higher compared to those reported in 2Q12. Fees from credit and debit cards increased 2.3% with respect to 1Q13 due to higher volume in transactions. Fees from banking services increased 24.2% compared to 1Q13 and 27.6% with respect to 2Q12; this line includes fees from insurance distribution throughout the distribution networks in Colombia and in El Salvador and advisory services in structuring capital markets operations. Fees from brokerage services increased 44.6% in 2Q13 as compared to 1Q13 and 51.7% as compared to those in 2Q12 by the primary distribution of Colombian issuers' securities.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2013
(COP millions)	May-12	May-13	Growth	Market Share
Bancolombia VISA	994,723	1,116,053	12.20%	6.58%
Bancolombia Mastercard	1,187,318	1,350,629	13.75%	7.96%
Bancolombia American Express	1,480,964	1,597,762	7.89%	9.42%
Total Bancolombia	3,663,004	4,064,444	10.96%	23.96%
Colombian Credit Card Market	15,276,106	16,960,195	11.02%

CREDIT CARD MARKET SHARE			%	2013
(Outstanding credit cards)	May-12	May-13	Growth	Market Share
Bancolombia VISA	393,808	443,349	12.58%	5.73%
Bancolombia Mastercard	403,325	526,029	30.42%	6.80%
Bancolombia American Express	603,706	659,660	9.27%	8.52%
Total Bancolombia	1,400,839	1,629,038	16.29%	21.05%
Colombian Credit Card Market	6,960,305	7,739,418	11.19%

2.3.	Other Operating Income

Total other operating income was COP 137 billion in 2Q13, 40.2% lower than those in 1Q13, and 28% lower than in 2Q12. Income from foreign exchange gains and derivatives denominated in foreign currencies decreased in the quarter due to the net effect of the active and passive positions the bank had in foreign currency, especially, the increase in the exchange rate during the quarter impacted the value of long-term debt in U.S. dollars causing losses in this particular line.

During 2Q13 the bank received 15.2 billion in dividends from companies in which Bancolombia and its subsidiaries have interests, especially from Odinsa (COP 12.5 billion) and Bolsa de Valores de Colombia (COP 1.1 billion).

Revenues aggregated in the communication, rent and others line totaled COP 114.9 billion in 2Q13, which is 8.2% higher as compared to 1Q13 and 47.1% higher as compared to those in 2Q12. This line includes revenues from commercial discounts and operating leases payments, which have grown as the value of assets rented under operating leasing contracts have increased.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 143 billion in 2Q13, which represents 0.2% of the loan portfolio at the beginning of the quarter, decreasing with respect to the COP 383 billion in 2Q12. Consumer and small and medium enterprises loans were the leading contributors to this deterioration.

7

2Q13

Past due loans (those that are overdue for more than 30 days) totaled COP 2,098 billion at the end of 2Q13, representing 2.8% of total gross loans. The PDL ratio decreased from the 3.0 % in 1Q13 and the 3.0% reported for 2Q12. Loan charge-offs totaled COP 210 billion in 2Q13.

Provision charges (net of recoveries) totaled COP 366 billion in 2Q13. The higher provision charges for the quarter were impacted by the loan growth, which explains approximately 53% of the total charge. These contra cyclical provisions are associated to the origination of new loans. Provisions as a percentage of the average gross loans were 1.97% for 2Q13 and 1.84% for the first half of the year.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 3,575 billion, or 4.71% of total loans at the end of 2Q13. This proportion increased with respect to the 4.67% presented at the end of 1Q13, and decreased with respect to the 4.88% for 2Q12. The coverage measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 170% at the end of 2Q13. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 118.3% at the end of 2Q13, increasing with respect to the 117.4% reported in 1Q13 and decreasing compared to the 119% in 2Q12.

The following tables present key metrics related to asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Jun-12	Mar-13	Jun-13	2Q13/1Q13	2Q13/2Q12
Total performing past due loans (1)	685,728	844,165	737,978	-12.58%	7.62%
Total non-performing past due loans	1,172,633	1,319,536	1,359,555	3.03%	15.94%
Total past due loans	1,858,361	2,163,701	2,097,533	-3.06%	12.87%
Allowance for loans interest losses	3,036,907	3,370,980	3,574,573	6.04%	17.70%
Past due loans to total loans	2.99%	3.00%	2.76%
Non-performing loans as a percentage of total loans	1.88%	1.83%	1.79%
“C”, “D” and “E” loans as a percentage of total loans	4.10%	3.98%	3.98%
Allowances to past due loans (2)	163.42%	155.80%	170.42%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	118.99%	117.45%	118.29%
Allowance for loan losses as a percentage of non-performing loans (2)	258.98%	255.47%	262.92%
Allowance for loan losses as a percentage of total loans	4.88%	4.67%	4.71%
Percentage of performing loans to total loans	98.12%	98.17%	98.21%

(1) "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category (30 days)
	% Of loan Portfolio	2Q12	1Q13	2Q13
Commercial loans	60.70%	1.85%	1.72%	1.51%
Consumer loans	18.06%	5.09%	5.40%	4.92%
Microcredit	0.51%	8.87%	10.55%	10.08%
Mortgage loans	8.89%	7.46%	7.29%	6.58%
Finance lease	11.84%	2.06%	2.34%	2.69%
PDL TOTAL	100.00%	2.99%	3.00%	2.76%

PDL Per Category (90 days)
	% Of loan Portfolio	2Q12	1Q13	2Q13
Commercial loans	60.70%	1.16%	1.08%	1.03%
Consumer loans	18.06%	2.01%	2.35%	2.50%
Microcredit	0.51%	5.34%	6.44%	6.88%
Mortgage loans	8.89%	3.02%	2.95%	2.92%
Finance lease	11.84%	1.35%	1.19%	1.25%
TOTAL LOAN PORTFOLIO	100.00%	1.52%	1.51%	1.52%

8

2Q13

LOANS AND FINANCIAL LEASES CLASSIFICATION	Jun-12		Mar-13		Jun-13
( COP millions)
¨A¨ Normal	57,436,865	92.27%	67,282,593	93.20%	70,294,732	92.57%
¨B¨ Subnormal	2,260,310	3.63%	2,035,475	2.82%	2,616,759	3.45%
¨C¨ Deficient	1,014,117	1.63%	1,201,500	1.67%	1,222,720	1.61%
¨D¨ Doubtful recovery	886,303	1.42%	933,184	1.29%	1,113,603	1.47%
¨E¨ Unrecoverable	651,878	1.05%	735,390	1.02%	685,474	0.90%
Total	62,249,473	100.00%	72,188,142	100.00%	75,933,288	100.00%
	62249473	1	72188142	1	75933288	100.01%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	4.10%		3.98%		3.98%

2.5.	Operating Expenses

During 2Q13, operating expenses totaled COP 1,118 billion, increasing 2.5% with respect to 1Q13 and 9.1% with respect to 2Q12.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 435 billion in 2Q13, increasing 2.3% as compared to 1Q13 and 1.4% as compared to 2Q12. The increase of salaries in the last 12 months is explained by the bank´s higher number of employees and the 2013 wage increases.

During 2Q13, administrative expenses totaled COP 557 billion, increasing 4.3% as compared to 1Q13 and 12.8% as compared to 2Q12. This variation during the year is mainly explained by higher rent expenses, higher taxes (other than income tax), higher amortization of capitalized expenses and higher expenses for maintenance of fixed assets.

Depreciation expenses totaled COP 103 billion in 2Q13, increasing 7.6% as compared to 1Q13 and 33.4% as compared to 2Q12. The increase in this type of expense is explained by the increase of operating leases from Leasing Bancolombia whose assets given on lease are depreciated.

At the end of 2Q13, Bancolombia had 25,577 employees, 1,002 branches and 3,943 ATMs.

9

2Q13

3.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 7 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Simon Botero (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

10

2Q13

BALANCE SHEET
(COP million)	Jun-12	Mar-13	Jun-13	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	5,998,131	7,365,762	8,630,601	17.17%	43.89%	7.91%
Overnight funds and interbank loans	1,376,514	2,044,687	2,972,713	45.39%	115.96%	2.72%
Total cash and equivalents	7,374,645	9,410,449	11,603,314	23.30%	57.34%	10.63%
Debt securities	9,419,617	13,066,955	12,839,215	-1.74%	36.30%	11.76%
Trading	3,892,496	8,237,060	7,053,628	-14.37%	81.21%	6.46%
Available for Sale	1,661,507	1,395,419	1,740,869	24.76%	4.78%	1.59%
Held to Maturity	3,865,614	3,434,476	4,044,718	17.77%	4.63%	3.71%
Equity securities	1,124,168	1,177,893	1,215,697	3.21%	8.14%	1.11%
Trading	321,409	360,786	383,499	6.30%	19.32%	0.35%
Available for Sale	802,759	817,107	832,198	1.85%	3.67%	0.76%
Allowance for impairment	-74,845	-11,556	-8,537	-26.12%	-88.59%	-0.01%
Net investment securities	10,468,940	14,233,292	14,046,375	-1.31%	34.17%	12.87%
Commercial loans	37,304,275	43,643,362	46,091,081	5.61%	23.55%	42.23%
Consumer loans	11,829,203	13,069,900	13,713,567	4.92%	15.93%	12.56%
Small business loans	321,382	360,862	385,673	6.88%	20.00%	0.35%
Mortgage loans	5,072,371	6,354,650	6,750,612	6.23%	33.09%	6.18%
Financial leases	7,722,242	8,759,368	8,992,355	2.66%	16.45%	8.24%
Allowance for loan and financial lease losses	-3,036,907	-3,370,980	-3,574,573	6.04%	17.70%	-3.27%
Net total loans and financial leases	59,212,566	68,817,162	72,358,715	5.15%	22.20%	66.29%
Accrued interest receivable on loans and financial leases	526,661	669,373	582,416	-12.99%	10.59%	0.53%
Allowance for accrued interest losses	-51,823	-62,165	-61,426	-1.19%	18.53%	-0.06%
Net total interest accrued	474,838	607,208	520,990	-14.20%	9.72%	0.48%
Customers' acceptances and derivatives	796,502	665,813	702,833	5.56%	-11.76%	0.64%
Accounts receivable, net	1,135,844	1,182,277	1,159,338	-1.94%	2.07%	1.06%
Premises and equipment, net	1,455,856	1,424,313	1,496,494	5.07%	2.79%	1.37%
Foreclosed assets, net	63,829	88,505	90,379	2.12%	41.60%	0.08%
Prepaid expenses and deferred charges, net	740,611	575,434	615,468	6.96%	-16.90%	0.56%
Goodwill	601,935	576,239	592,667	2.85%	-1.54%	0.54%
Premises and equipment under operating leases, net	1,771,363	2,383,135	2,615,948	9.77%	47.68%	2.40%
Other assets	2,284,468	2,220,954	2,399,332	8.03%	5.03%	2.20%
Reappraisal of assets	833,676	963,527	951,383	-1.26%	14.12%	0.87%
Total assets	87,215,073	103,148,308	109,153,236	5.82%	25.15%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY			6,004,928
LIABILITIES		3,812,063	2,192,865
DEPOSITS
Non-interest bearing	7,545,059	8,584,903	9,510,749	10.78%	26.05%	8.71%	9.76%
Checking accounts	6,856,558	7,849,941	8,840,118	12.61%	28.93%	8.10%	9.07%
Other	688,501	734,962	670,631	-8.75%	-2.60%	0.61%	0.69%
Interest bearing	46,930,878	58,561,484	60,867,630	3.94%	29.70%	55.76%	62.44%
Checking accounts	2,282,680	2,849,869	2,962,738	3.96%	29.79%	2.71%	3.04%
Time deposits	21,692,273	26,235,282	27,609,690	5.24%	27.28%	25.29%	28.32%
Savings deposits	22,955,925	29,476,333	30,295,202	2.78%	31.97%	27.75%	31.08%
Total deposits	54,475,937	67,146,387	70,378,379	4.81%	29.19%	64.48%	72.20%
Overnight funds and interbank borrowings	2,050,665	631,092	686,903	8.84%	-66.50%	0.63%	0.70%
Bank acceptances outstanding and derivatives	549,681	521,919	565,049	8.26%	2.80%	0.52%	0.58%
Other interbank borrowings	1,771,380	2,206,315	4,673,159	111.81%	163.81%	4.28%	4.79%
Borrowings from development and other domestic banks	2,985,182	3,429,930	3,778,377	10.16%	26.57%	3.46%	3.88%
Accounts payable	2,385,816	3,084,310	2,393,235	-22.41%	0.31%	2.19%	2.46%
Accrued interest payable	409,637	483,213	515,749	6.73%	25.90%	0.47%	0.53%
Other liabilities	756,651	741,411	779,438	5.13%	3.01%	0.71%	0.80%
Long-term debt	10,239,977	12,489,392	12,777,016	2.30%	24.78%	11.71%	13.11%
Accrued expenses	791,697	902,588	854,505	-5.33%	7.93%	0.78%	0.88%
Minority interest	81,907	74,514	76,767	3.02%	-6.28%	0.07%	0.08%
Total liabilities	76,498,530	91,711,071	97,478,577	6.29%	27.43%	89.30%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	425,914	425,914	425,914	0.00%	0.00%	0.39%
Retained earnings	9,339,075	10,151,937	10,443,879	2.88%	11.83%	9.57%
Appropiated	8,539,007	9,659,201	9,741,417	0.85%	14.08%	8.92%
Unappropiated	800,068	492,736	702,462	42.56%	-12.20%	0.64%
Reappraisal of assets	936,134	826,161	807,509	-2.26%	-13.74%	0.74%
Gross unrealized net gain on investments	15,420	33,225	-2,643	-107.95%	-117.14%	0.00%
Total shareholder's equity	10,716,543	11,437,237	11,674,659	2.08%	8.94%	10.70%

11

2Q13

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-12	Jun-13	Jun-13/Jun-12	2Q12	1Q13	2Q13	2Q13/1Q13	2Q13/2Q12
Interest income and expenses
Interest on loans	2,886,262	3,247,566	12.52%	1,474,044	1,616,159	1,631,407	0.94%	10.68%
Interest on investment securities	347,713	295,102	-15.13%	175,450	347,817	(52,715)	-115.16%	-130.05%
Overnight funds and interbank loans	14,910	11,555	-22.50%	8,932	7,180	4,375	-39.07%	-51.02%
Financial leases	399,688	445,650	11.50%	204,811	225,763	219,887	-2.60%	7.36%
Total interest income	3,648,573	3,999,873	9.63%	1,863,237	2,196,919	1,802,954	-17.93%	-3.24%
Interest expense
Checking accounts	12,538	14,907	18.89%	6,097	7,058	7,849	11.21%	28.74%
Time deposits	488,271	654,063	33.95%	261,259	334,900	319,163	-4.70%	22.16%
Savings deposits	332,066	348,947	5.08%	169,085	183,291	165,656	-9.62%	-2.03%
Total interest on deposits	832,875	1,017,917	22.22%	436,441	525,249	492,668	-6.20%	12.88%
Interbank borrowings	30,252	23,614	-21.94%	12,679	9,950	13,664	37.33%	7.77%
Borrowings from development and other domestic banks	106,096	109,039	2.77%	51,971	57,630	51,409	-10.79%	-1.08%
Overnight funds	34,681	32,026	-7.66%	18,436	13,928	18,098	29.94%	-1.83%
Long-term debt	346,395	377,465	8.97%	177,245	185,919	191,546	3.03%	8.07%
Total interest expense	1,350,299	1,560,061	15.53%	696,772	792,676	767,385	-3.19%	10.13%
Net interest income	2,298,274	2,439,812	6.16%	1,166,465	1,404,243	1,035,569	-26.25%	-11.22%
Provisions for loans and accrued interest losses and other receivables , net	(579,922)	(739,338)	27.49%	(350,437)	(337,033)	(402,305)	19.37%	14.80%
Recovery of charged-off loans	79,686	109,705	37.67%	38,024	52,322	57,383	9.67%	50.91%
Provision for foreclosed assets and other assets	(46,433)	(83,174)	79.13%	(15,280)	(46,547)	(36,627)	-21.31%	139.71%
Recovery of provisions for foreclosed assets and other assets	38,293	44,359	15.84%	17,472	28,390	15,969	-43.75%	-8.60%
Total net provisions	(508,376)	(668,448)	31.49%	(310,221)	(302,868)	(365,580)	20.71%	17.85%
Net interest income after provision for loans and accrued interest losses	1,789,898	1,771,364	-1.04%	856,244	1,101,375	669,989	-39.17%	-21.75%
Commissions from banking services	207,853	241,567	16.22%	104,849	107,772	133,795	24.15%	27.61%
Electronic services and ATM fees	35,675	38,702	8.48%	18,265	19,557	19,145	-2.11%	4.82%
Branch network services	60,836	62,150	2.16%	30,743	29,288	32,862	12.20%	6.89%
Collections and payments fees	120,546	134,772	11.80%	61,027	62,177	72,595	16.76%	18.96%
Credit card merchant fees	3,712	3,108	-16.27%	2,419	(112)	3,220	2975.00%	33.11%
Credit and debit card fees	329,146	334,439	1.61%	171,735	165,354	169,085	2.26%	-1.54%
Checking fees	36,824	35,031	-4.87%	18,300	16,804	18,227	8.47%	-0.40%
Trust activities	100,129	112,218	12.07%	49,109	56,397	55,821	-1.02%	13.67%
Brokerage fees	32,556	38,086	16.99%	14,848	15,567	22,519	44.66%	51.66%
Check remittances	10,947	10,409	-4.91%	5,541	4,980	5,429	9.02%	-2.02%
International wire transfers	30,135	25,767	-14.49%	15,013	14,842	10,925	-26.39%	-27.23%
Fees and other service income	968,359	1,036,249	7.01%	491,849	492,626	543,623	10.35%	10.53%
Fees and other service expenses	(104,897)	(105,451)	0.53%	(51,351)	(56,298)	(49,153)	-12.69%	-4.28%
Total fees and income from services, net	863,462	930,798	7.80%	440,498	436,328	494,470	13.33%	12.25%
Other operating income
Foreign exchange gain (loss), net	43,693	5,717	-86.92%	59,486	45,446	(39,729)	-187.42%	-166.79%
Gains on forward contracts in foreign currency	38,077	(4,095)	-110.75%	(7,281)	(1,769)	(2,326)	31.49%	-68.05%
Gains on sales of investments in equity securities	1,345	2,069	53.83%	1,634	75	1,994	2558.67%	22.03%
Gains on sales of mortgage loans	27,940	20,132	-27.95%	14,705	8,018	12,114	51.09%	-17.62%
Dividend income	42,787	47,302	10.55%	2,106	32,118	15,184	-52.72%	620.99%
Income from non-financial subsidiaries	65,777	72,939	10.89%	33,677	38,456	34,483	-10.33%	2.39%
Insurance income	19,290	-	-100.00%	7,272	-	-	0.00%	-100.00%
Communication, postage, rent and others	149,352	221,099	48.04%	78,115	106,170	114,929	8.25%	47.13%
Total other operating income	388,261	365,163	-5.95%	189,714	228,514	136,649	-40.20%	-27.97%
Total income	3,041,621	3,067,325	0.85%	1,486,456	1,766,217	1,301,108	-26.33%	-12.47%
Operating expenses
Salaries and employee benefits	690,392	729,298	5.64%	343,479	359,392	369,906	2.93%	7.69%
Bonus plan payments	113,013	114,943	1.71%	72,618	57,299	57,644	0.60%	-20.62%
Indemnities benefits	17,323	16,320	-5.79%	12,832	8,743	7,577	-13.34%	-40.95%
Administrative and other expenses	967,728	1,090,990	12.74%	493,899	534,072	556,918	4.28%	12.76%
Insurance on deposits, net	50,591	52,908	4.58%	24,451	34,117	18,791	-44.92%	-23.15%
Donation expenses	1,463	6,173	321.94%	683	1,948	4,225	116.89%	518.59%
Depreciation	147,230	198,897	35.09%	77,251	95,811	103,086	7.59%	33.44%
Total operating expenses	1,987,740	2,209,529	11.16%	1,025,213	1,091,382	1,118,147	2.45%	9.06%
Net operating income	1,053,881	857,796	-18.61%	461,243	674,835	182,961	-72.89%	-60.33%
Goodwill amortization (1)	23,037	27,800	20.68%	11,218	15,348	12,452	-18.87%	11.00%
Non-operating income (expense)
Other income	77,219	85,131	10.25%	40,265	51,141	33,990	-33.54%	-15.58%
Minority interest	(3,924)	(2,482)	-36.75%	(2,920)	(1,216)	(1,266)	4.11%	-56.64%
Other expense	(41,553)	(60,960)	46.70%	(18,996)	(30,066)	(30,894)	2.75%	62.63%
Total non-operating income	31,742	21,689	-31.67%	18,349	19,859	1,830	-90.79%	-90.03%
Income before income taxes	1,062,586	851,685	-19.85%	468,374	679,346	172,339	-74.63%	-63.20%
Income tax expense	(262,518)	(149,223)	-43.16%	(113,876)	(186,610)	37,387	-120.03%	-132.83%
Net income	800,068	702,462	-12.20%	354,498	492,736	209,726	-57.44%	-40.84%

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: August 5, 2013	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance